INVEST IN **CHILAU FOODS**

Bold Southern Flavors, Effortless Cooking, Better for you!


A SOUP AISLE
DISRUPTOR
CALLED CHILAU
CHILAU
CHILAU
CHILAU
CHILAU

chilaufoods.com Orlando FL

B2B | Food & Beverage | Consumer Goods | Retail | B2C

Featured Investors



Derrick Odland

Syndicate Lead

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1 follower

I ordered the Chilau Foods product the first time April 2, 2020. Little did I know the Variety 4 Pack I got would send me into a cooking frenzy! This product was so good, like slap your mamma good, I immediately ordered more to keep my personal pantry stocked. The Chilau Food product line has become a favorite for many of my friends and family. The Recipes they provide on the website are to die for, and for me, a person who loves to cook and explore my culinary creativity, have had so much fun creating my own

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Invested $50,000 this round

Highlights

1. Oct 2023 Retail Launch: Already in 370+ Stores Nationwide
2. $50K Launch Revenue with Consistent Repeat Sales
3. Expanding Retailer Interest Pipeline for 2024
4. Served 20K+ Customers Online Successfully
5. Over 1000 Five-Star Reviews and Counting
6. 2023 Specialty Food Association 'On Trend Product' Award
7. 2023/2024 KeHE Distributors 'On Trend Product' Finalist
8. Engaged Customer Base Urging Top Retailers Nationwide to Stock Our Products

Our Founder



Michael Anderson Founder & CEO

I'm Michael Anderson, the founder and driving force behind Chilau Foods. My love for family, southern cuisine, and the cooking traditions of my gramma's kitchen fuels my passion. With unwavering determination and a vision to share the flavors of my southern heritage, I embarked on

a journey to create a brand that celebrates bold Southern tastes and the joy of effortless cooking. My commitment to excellence and a deep-rooted connection to the food I love have led me here, ready to share Chilau with the world. Join us on this flavorful adventure as we redefine Southern-inspired cooking, one delicious dish at a time.

Pitch



BOLD SOUTHERN FLAVOR.
BETTER FOR YOU.
WITH NO FUSS.
AUTHENTIC
CHILAU
SINCE 1923
A SOUP AISLE DISRUPTOR.



MISSION & VISION
TO BRING JOY AND TOGETHERNESS THROUGH THE POWER OF FOOD.
THE VISION IS TO BECOME A PANTRY STAPLE IN HOUSEHOLDS ACROSS THE GLOBE, RECONNECTING FAMILIES AROUND THE TABLE.



LET'S FACE IT, THE SOUP AISLE IS BLAND.
BUT ESSENTIAL TO A HOME-COOKED MEAL
IN THE LAST 52 WEEKS ALONE THE SOUP AISLE GENERATED OVER $1B IN SALES!
Chilau presents a significant opportunity in the retail industry's soup/bouillon category by offering a unique and flavorful alternative that taps into the growing demand for authentic, bold, and ethnic flavor profiles.



COMPETITION
While category-leading brands like Better Than Bouillon dominate the soup aisle, their offerings primarily revolve around traditional flavors like Chicken, Beef, and Vegetable. Chilau Foods stands out by delivering a range of southern and ethnic flavor profiles that ignite the taste buds and elevate everyday cooking. Innovative flavors saw 105% Growth in the last 52 weeks!
Flavor
$ Sales % Change vs. Year-Ago
CHICKEN 20.4%
ROASTED CHICKEN 16.1%
BEEF 15.2%
ROASTED BEEF 9.5%
TOMATO WITH CHICKEN 27.0%
CHICKEN TOMATO 19.7%
SEASONED VEGETABLE 5.7%
TOMATO AND CHICKEN 31.3%
VEGETABLE 0.4%
REMAINING FLAVOR 105.2%
via Nielsen NIQ NIQ
CHILAU
We anticipate capturing a substantial portion of soup aisle visitors, potentially reaching 15% of customers and generating $11.3 million in sales over the next 3 years*

Forward-looking statements are not guaranteed.



CHILAU
ORIGINAL SOUTHERN STYLE
Our product line of stew bases meets the needs of our target market by providing convenient, flavorful, and authentic options for Southern and ethnic-inspired dishes. Think Beef Stew, Shrimp & Grits, Gumbo and Stewed Chicken.


LOW COUNTRY CITRUS
CHILAU
CREOLE TRINITY
Chilau makes it easy!
With our 3 step cooking system, consumers can create classic southern-inspired recipes without all the hard work.
1: Choose your base mix
2: Choose your meat and veggies
3: Combine simmer and serve - it's that simple!


1
2
3
CHOOSE BASE MIX
PROTEIN & VEGGIES
SIMMER AND SERVE
STOCK, CREAM, TOMATO BASE, WINE, ETC.
VEGETABLES, BEEF POULTRY, SEAFOOD SHELLFISH
IDEAS: BEEF STEW, CHICKEN SOUP, SEAFOOD STEW, GUMBO, CURRY RAMEN, CHILI, CHOWDER, MARINARA, CASSEROLES


AUTHENTIC
CHILAU
SINCE 1978
Boil Base
CRAB AND SHRIMP BOIL
We are also demystifying the challenge of making a consistent and flavorful seafood boil without all the fuss
Our Boil Base is a First-of-its-kind solution infused with fresh chili peppers and a slow-simmered spice paste for unparalleled southern boil flavor.

**Our boil base is the "first-of-its-kind" to the best of our knowledge; there could be an earlier product that we are unaware of.*

Market Analysis
Huge opportunity in a growing but stale category


Global Bouillon Market is Expected to Account for USD 11.74 Billion by 2028
Global Bouillon Market, By Regions, 2021 to 2028
DATA BRIDGE MARKET RESEARCH

The retail grocery market offers a wide range of culinary products to meet consumer demands. Within this market, the stew base segment, also known as bouillon, holds significant potential for growth and innovation. According to Data Bridge Market Research, the bouillon market is expected to reach an estimated value of USD 11.74 billion by 2028, with a projected compound annual growth rate (CAGR) of 9.10% during the forecast period. The increasing demand for convenient food options is a key driving factor for the bouillon market.

While major competitors like Better Than Bouillon dominate the bouillon market, their offerings primarily revolve around traditional flavors like Chicken, Beef, and Vegetable. Chilau Foods stands out by delivering a range of southern and ethnic flavor profiles that ignite the taste buds and elevate everyday cooking.

Our stew bases bring a new level of zest and authenticity to the category, satisfying the cravings of adventurous consumers seeking enhanced taste experiences. By offering stew base options that incorporate bold and vibrant flavors, we tap into a previously untapped niche. This approach not only caters to existing customers who crave variety but also attracts new customers who are eager to explore new cooking horizons. We are redefining the concept of bouillon.

As we penetrate the market, we anticipate capturing a significant market share by catering to a growing demand for diverse flavor options. We aim to revitalize the category, offering an enticing alternative to the monotonous choices available to consumers. The market's projected size and stability, coupled with the increasing popularity of convenient food choices, provide a solid foundation for our growth strategy.

Forward-looking projections are not guaranteed.

Sales Plan
Trust the experts to do what they do best


Nationwide Distribution via UNFI
Click link to view each partner
Mueller-Y
Glenmore
JW Sales
SANTUCCI
K&B
CPSM
National Broker Network managed by CPSM

Chilau Foods has developed a comprehensive marketing and sales strategy to promote and distribute our authentic southern-focused products. We have established a strong market presence through our primary website and the launch of our Amazon store, reaching consumers directly. Our sales team, led by Jack Swart, collaborates with a national broker network and distributors like UNFI and KeHe to expand our retail reach.

Our broker network of firms who tasted and believe in the brand and are actively selling into their respective regions is listed as follows: CPSM - Southeast, Santucci Sales - East Coast / Northeast, JW Sales - Midwest, Mueller-Yurgae Associates - Midwest, K&B Brokerage - Texas and Louisiana, Glenmoore Brokerage - West Coast and South West.

Marketing Plan

Mapping Out the Road to Success

To drive awareness and engagement, we implement targeted in-store promotions alongside digital marketing and social media campaigns. Our tactics include digital and in-store coupon campaigns, product sampling, and BOGO offers to entice consumers and trial. We have positioned Chilau as the go-to brand for high-quality, flavorful ingredients.


The 4Ps of Marketing
Product
Fulfills the need for convenient, flavorful, high-quality meals
Addresses the frustrations of limited time by taking the guesswork out of seasoning and cooking.
Compelling 3-step cooking system offering a unique combination of convenience, flavor, and authenticity.
Price
The affordable price point of $6.99 per jar offers great value-making recipes that feed 4 to 8 people.
Similar products in the bouillon or stew base category typically range from $4.99 to $8.99
Chilau offers customers a balance between affordability and the high-quality, flavorful ingredients that set it apart from competitors.
Place
Promotion


By offering discounts, sampling opportunities, and promotions, we encourage customers to try Chilau products and share their positive experiences. Through these initiatives, we aim to build brand recognition, capture market share, and establish lasting relationships with consumers and retailers.
• To spread the word we will utilize a mix of digital marketing channels, including social media, online advertising, and influencer partnerships
• Additionally, we will participate in industry trade shows and food festivals to generate buzz.
• We will leverage the established networks of retailers, distributors, and online markets like Amazon to reach a wider base.
• Nationwide distribution in retail grocery, natural foods stores, and e-commerce marketplaces.
• Collaborate with retailers to develop promotional campaigns such as coupon offers, BOGO deals and loyalty programs.


Future Plans & Milestones
Innovate and Conquer
At Chilau Foods, our ambitious vision is to become a pantry staple in households across the globe, reconnecting families around the table with our diverse and flavorful product offerings. We are committed to expanding our reach, forging strategic partnerships, and continuously innovating to create a lasting impact on the industry while remaining dedicated to our mission of bringing joy and togetherness through the power of food.
1
Expand North American Presence
Establish Chilau as a household name throughout the United Sated and Canada, reaching more families internationally.
2
Grow Diverse Product Portfolio
Continuously innovate and expand our product offerings to adjacent categories and Food Service.
3
Strategic Partnerships
Forge strategic partnerships with chefs, social media influencers, and like-minded brands to amplify reach.
4
Sustainability and Social Impact
Build community engagement initiatives, aiming to make a positive impact on the environment and society at large

Forward-looking statements are not guaranteed.


MEET THE FOUNDER MICHAEL ANDERSON
sfa
Michael Anderson, founder of Chilau Foods, developed the brand via crowdfunding, driven by his Southern grandmother's recipes. With a focus on convenience and authentic flavor, he


Future Plans & Milestones
Innovate and Conquer
At Chilau Foods, our ambitious vision is to become a pantry staple in households across the globe, reconnecting families around the table with our diverse and flavorful product offerings. We are committed to expanding our reach, forging strategic partnerships, and continuously innovating to create a lasting impact on the industry while remaining dedicated to our mission of bringing joy and togetherness through the power of food.
1
Expand North American Presence
Establish Chilau as a household name throughout the United Sated and Canada, reaching more families internationally.
2
Grow Diverse Product Portfolio
Continuously innovate and expand our product offerings to adjacent categories and Food Service.
3
Strategic Partnerships
Forge strategic partnerships with chefs, social media influencers, and like-minded brands to amplify reach.
4
Sustainability and Social Impact
Build community engagement initiatives, aiming to make a positive impact on the environment and society at large

Forward-looking statements are not guaranteed.


MEET THE FOUNDER MICHAEL ANDERSON
sfa
Michael Anderson, founder of Chilau Foods, developed the brand via crowdfunding, driven by his Southern grandmother's recipes. With a focus on convenience and authentic flavor, he


Minority Supplier Development Council Certified MBE
CERTIFIED NMSDC MBE 2023
GRAB A PLATE & MAKE YOURSELF AT HOME
SAVE $1.00!

Retail Traction Summary

Since its debut at the Winter Fancy Food Show, Chilau Foods has seen remarkable traction in the retail sector. Our journey began with the Specialty Food Assoc. awarding Chilau 'On Trend Product', which set the stage for a series of successful IN/OUT promotions with major retailers like Hy-Vee and Market District. This momentum culminated in our retail launch in October 2023, where we launched with leading grocery chains such as Winn-Dixie, United Grocers, Albertsons Market, and Market Street.

Impressively, in less than 10 months from our introduction to retail, Chilau has secured distribution with anchor accounts at the two largest distributors in the country - UNFI and KeHE. Additionally, we have captured Food Services Distribution through Performance Food Service, whose chefs have tested the product and expressed excitement about the opportunities ahead in 2024. Chilau's rapid growth and expansion into these significant channels underscore the brand's potential and the enthusiasm for our products in both the retail and food service sectors.



RETAIL TRACTION
in 10 Months since Launch
Jan. 2023
Retail launch at the 2023 Winter Fancy Food Show.
Feb. 2023
April. 2023
May. 2023
June 2023
July 2023
Oct 2023
Selected on trend at 2023 Winter Show!
"TRUST THE PROCESS" - JACK!
HyVee
150 Locations
Southeastern Grocers
UNFI
300 Locations
giant eagle
Market DISTRICT
22 Locations
sfa
Summer Fancy Food Show
The United Family
United supermarkets
Market Street
Albertsons Market
97 Locations
PFG Performance Food Group
Food Service Distribution
KeHE



370 DOORS
United supermarkets
Market Street
Albertsons Market
Winn Dixie
United States
Mexico

CONSUMERS SEARCHING FOR CHILAU IN STORES



United States

CONSUMERS SEARCHING FOR CHILAU IN STORES





WESTOCK
app.westock.io
Most Requested This Month By Category
PANTRY
United States



CONSUMERS SEARCHING FOR CHILAU IN STORES




WESTOCK
app.westock.io
Most Requested This Month By Category
PANTRY
product line, competitive pricing strategy, efficient production, and a skilled sales team, we're poised for remarkable growth.

Capital Needs	Value	Percentage
Debt Consolidation	$380,000	38%
Inventory and Distribution	$200,000	20%
Marketing & PR	$100,000	10%
Sales & Performance Data	$50,000	5%
Salary and Professional Services	$270,000	27%
TOTAL	$1,000,000	100%

US$ M	Y1	Y2	Y3
Revenue	1.2 M	3.6 M	6.3 M
Profit	158K	574K	1.2M

Forward-looking projections cannot be guaranteed.


Appendix
COMING SOON
COMING SOON


Clean Label
Better-for-you ingredients.


Nutrition Facts
AUTHENTIC
CHILAU
SINCE 1929
CHILAU MAKES IT EASY!
SCAN FOR EASY Recipes
SMALL BATCH CRAFTED
REFRIGERATE AFTER OPENING - SHAKE WELL
CHILAUFOODS.COM
FLAVOR ENHANCER
Stew Base
ORIGINAL SOUTHERN STYLE
LOW COUNTRY CITRUS



Product List

Vibrant flavors of the South without sacrificing convenience or compromising on taste. Clean label with better-for-you ingredients.

Easy 3 Step cooking system included on the label

Stew Base
Original Southern Style

Infuses your dishes with the authentic flavors of the South, elevating them to new levels of deliciousness perfect for beef stew, stewed chicken, seafood stews and more.

SRP $6.99











Stew Base
Low Country Citrus

The same authentic flavor adds a tangy and refreshing citrus twist for a unique and vibrant taste experience, perfect for Shrimp and grits, bisque, curry and more.

SRP $6.99

Stew Base
Creole Trinity

The same authentic flavor adds aromatic blend of Creole spices perfect for Gumbo, Red Beans, Jambalaya and more.

SRP $6.99











Boil Base
Crab and Shrimp Boil

First-of-its-kind solution infused with fresh chili peppers and a slow-simmered spice paste for unparalleled southern boil flavor.

SRP $7.99